mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: mPhase Technologies, Inc.
       Form 10K/A for the year ended June 30, 2009
       Amended July 20, 2010
       File No. 000-30202

Date: August 09,2010

Dear Mr. Mancuso:

This letter is in response to your letter of August 6, 2010 in connection with the above-reference matter. In response to your comment contained therein, we are submitting herewith as a correspondence filing corrected Exhibits 10.18 and 10.21 that are complete. Such copies were filed with our Amendment No.3 to our Form 10K/A for the year ended June 30, 2009 and inadvertently the Exhibits contained in our correspondence filing of Amendment No.6 contained a prior version. The Company proposes to substitute in Amendment No. 6 to its Form 10K as Exhibits 10.18 and 10.21 these complete versions for the earlier versions that omitted certain portions of the agreement as a result of certain confidential treatment that has expired.

Assuming that these Exhibits are responsive to your comment in your letter of August 6, 2010 and there are no further comments from the Staff of the Commission the Company would like to file as Amendment No. 6 its final Form 10K for the year ended June 30, 2010 as soon as possible.

The Company acknowledges that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I can be reached at 203-831-2242 (work) or my cell at 203-536-6975. Thank you for your assistance in this matter.

Very truly yours,

Martin Smiley
EVP, CFO and General Counsel